

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2016

Mail Stop 4561

Maksim Charniak
Chief Executive Officer
Glolex, Inc.
Unit 9647
13 Freeland Park
Wareham Road
Poole BH16 6F
United Kingdom

> **Re: Glolex, Inc.**
> **Amendment No. 2 Registration Statement on Form S-1**
> **File No. 333-211986**
> **Filed December 16, 2016**

Dear Mr. Charniak:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated September 22, 2016.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1 and your belief that you are not a shell company. Despite the additional nominal revenues and development funds you have expended, it still appears that you are a shell company, as defined by Rule 405 of the Securities Act. Please revise your prospectus cover page, risk factors, and future sales by existing stockholders sections to address your shell company status under Rule 405 of the Securities Act and any restrictions for resale under Rule 144(i)(2) where appropriate.

Risk Factors

"We are solely dependent upon the funds to be raised in this offering…," page 7

2.	You continue to disclose "earned income" from operations of $7,600, which based on your response to our prior comment 4 actually represents your "net profit" as disclosed in your statement of operations. Please revise accordingly.

3.	You state the amount of cash at September 30, 2016 as $4,774 when in fact it was $2,245. Similarly, you refer to a cash balance of $4,331 on page 24. Please revise accordingly.

Summary Financial Information, page 6

4.	We note your response to our prior comment 5; however you continue to disclose that your summary financial information has been derived from your audited financial statements for the period from April 1, 2016 to June 30, 2016. Please remove your reference to "audited" financial statements and cite the correct period.

Plan of Operations, page 17

5.	You refer to $13,000 of revenue generated so far on page 18, and on page 23 you state that you have generated revenue in excess of $12,000. Revise to disclose the period(s) over which you generated such revenues as these amounts do not coincide with the information in the financial statements included in this filing.

Anonymity, page 25

6.	Please clarify how your users and the attorneys on your platform will be able to enter into an attorney-client relationship if users do not provide their personal details, such as their identity, and how the anonymity of clients would comply with the United Kingdom's Solicitors Regulation Authority or any rules that govern the practice of law in the United Kingdom. If there is a material risk that United Kingdom-based solicitors or lawyers using your platform may have issues complying with such rules, please clarify and consider adding a risk factor.

Maksim Charniak
Glolex, Inc.
December 22, 2016
Page 3

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services